FORM 12b-25

                       Notification of Late Filing

                        CUSIP Number  25524V 105

(Check One)

[x] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  06/30/00

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  ASI ENTERTAINMENT, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

Suite 3, 1601 Main Road
Research, Victoria, 3095,  Australia

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be within the prescribed period.

The Company is in the process of obtaining the necessary documentation in order to complete its analysis of its operations. The principals are located in Australia and communication and exchange of documents is more problematic.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Phil Shiels    613 9437 1233

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X) Yes      ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes      (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannnot be made.

ASI ENTERTAINMENT, INC.
--------------------------------
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 22, 2000        By: Philip Shiels
                                Chief Financial Officer





                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-K

                                CURRENT REPORT

    Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report:   September 7, 2000
                 -------------------


                          ASI Entertainment, Inc.
          --------------------------------------------------------
           (Exact name of registrant as specified in its charter)


   Delaware                                               52-2101695
-------------------------                            -------------------
(State or other jurisdiction                         (IRS Employer
  of incorporation)                                   Identification No.)


                            Suite 3, 1601 Main Road
                      Research, Victoria, 3905, Australia
                      -----------------------------------
                   (Address of principal executive offices)


Issuer's telephone number, including area code:   (613)9437 1233
                                                  ------------------

Item 4.  Changes in Registrant's Certifying Accountants

In September of 2000 the Board of Directors approved the engagement of Ronald
R. Chadwick, P.C., 2851 S. Parker Road, Ste 720, Aurora, Colorado 80014, as its independent auditor for the fiscal year ended June 30, 2000, to replace the firm of Weinberg & Company, P.A., Certified Public Accountants. The decision was based on the desire of the Company to reduce costs.

There were no adverse opinions or disclaimers of opinions, or modification of opinions as to audit scopes, or accounting principles issued by Weinberg & Company for either of the two most recent fiscal years. Weinberg & Company did issue a modification of opinion as to uncetainty in its June 30, 1999 audit of the Company.
During the two most recent fiscal years and subsequent interim period there were no disagreements with the former accountant on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedure.

Item 7. Financial Statements and Exhibits

--Exhibit 16  Previous Accountant's response letter

September 7, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: ASI Entertainment, Inc.
    File Ref. No. 0-27881

We were previously the principal accountant for ASI Entertainment, Inc. and, under the date of October 8, 1999 we reported on the financial statements of ASI Entertainment, Inc. as of June 30, 1999. On September 5, 2000, our appointment as proncipal accountant was terminated. We have read ASI Entertainment, Inc.'s statements included under Item 4 of its Form 8-K dated September 7, 2000, and we agree with such statements.

Very truly yours,

Weinberg and Company, P.A.
Certified Public Accountants



                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

                                            ASI Entertainment, Inc.
                                        -----------------------------
                                               (Registrant)


Date:  September 7, 2000                       Philip Shiels
       -----------------                 -----------------------------
                                                (Signature)
                                               Philip Shiels
                                          Chief Financial Officer